SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                       SCHEDULE 13G
       Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*

            Name of Issuer:  Incomnet, Inc.

Title of Class of Securities:  common stock, no par value

               CUSIP Number:   453365-20-7

  (Date of Event Which Requires Filing of this Statement)

                       November 4, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 /   /  Rule 13d-1(b)
/X /  Rule 13d-1(c)
/   /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  453365-20-7

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Gary Kaplowitz

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.    X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          250,000

6.  Shared Voting Power:


7.  Sole Dispositive Power:

          250,000

8.  Shared Dispositive Power:


9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

          250,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares X

Pursuant to the terms of a Stock Purchase and Release
Agreement Among Gary Kaplowitz, Allan Rothstein,
S&R Holdings, Ironwood Telecom LLC, Incomnet, Inc.
and John P. Casey, dated November 4, 1998,
Gary Kaplowitz owns Series B Preferred Shares, the principal and accrued interest of which is currently convertible into 250,000 shares of such common stock. Mr. Kaplowitz' business partner, Allan Rothstein, beneficially owns an identical number of shares. Row (9) excludes all of the shares held by Mr. Kaplowitz and Mr. Kaplowitz disclaims beneficial ownership of any securities of Incomnet, Inc. owned by Mr. Kaplowitz.


11. Percent of Class Represented by Amount in Row (9)

          1.2%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:  Incomnet, Inc.

      (b) Address of Issuer's Principal Executive Offices:

     21031 Ventura Boulevard, Suite 1100
     Woodland Hills, California 91364

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Gary Kaplowitz - United States citizen
          125 Broad Street, 15th Floor
          New York, NY 10004

    (d)   Title of Class of Securities:

     common stock, no par value

    (e)   CUSIP Number:  453365-20-7

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 250,000

         (b) Percent of Class: 1.2%

         (c) 0 shares with shared power to vote or to direct the vote; 250,000 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 250,000 shares with the sole power to dispose or to direct the disposition of.

Pursuant to the terms of a Stock Purchase and Release
Agreement Among Gary Kaplowitz, Allan Rothstein,
S&R Holdings, Ironwood Telecom LLC, Incomnet, Inc.
and John P. Casey, dated November 4, 1998,
Gary Kaplowitz owns Series B Preferred Shares, the principal and accrued interest of which is currently convertible into approximately 250,000 shares of such common stock. Mr. Kaplowitz's business partner, Allan Rothstein, beneficially owns an identical number of shares. Row (9) excludes all of the shares held by Mr. Kaplowitz and Mr. Kaplowitz disclaims beneficial ownership of any securities of Incomnet, Inc. owned by Mr. Kaplowitz.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    /s/ Gary Kaplowitz
    _________________________
    Gary Kaplowitz

    Date: February 10, 1999